GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three and nine months ended September 30, 2022 and 2021

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(In thousands of United States Dollars )

		September 30, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents		54,716	53,521
Receivables		54	55
Receivable due from related party	4	2,688	7,326
Prepaid expenses and deposits		813	766
		58,271	61,668
Non-current assets
Financial assets	5	89,004	72,426
Right-of-use asset		303	381
Property, plant and equipment		65	93
Exploration and evaluation assets		1,628	1,628
		91,000	74,528
Total assets		149,271	136,196

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	3,539	2,536
Lease liability		105	107
		3,644	2,643
Non-current liabilities
Long-term incentive plan liabilities	8	421	478
Lease liability		234	312
		655	790
Total liabilities		4,299	3,433

Equity
Share capital	7	579,591	579,591
Equity reserves	8	51,779	51,879
Accumulated deficit		(486,398)	(498,707)
Total equity		144,972	132,763
Total liabilities and equity		149,271	136,196
Commitments and contingencies	9

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors :

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021
	Note	$	$	$	$

Service fee earned as operators of joint venture	4	1,381	1,284	3,995	3,764
Share of net earnings related to joint venture	6	-	3,448	-	22,535
General and administrative expenses	4,10	(3,490)	(2,665)	(8,246)	(10,368)
Exploration and evaluation expenditures	4	(281)	(148)	(473)	(521)
(Loss) income from operations and joint venture		(2,390)	1,919	(4,724)	15,410

Finance income	11	3,702	2,220	17,082	6,818
Finance expense		(8)	(11)	(24)	(43)
Foreign exchange loss		(24)	(10)	(25)	(35)
Net income and comprehensive income after tax for the period		1,280	4,118	12,309	22,150

Net income per s hare:
Basic		0.01	0.02	0.05	0.10
Diluted		0.01	0.02	0.05	0.10

Weighted average number of shares outstanding:
Basic	12	224,943,453	224,943,453	224,943,453	224,656,842
Diluted	12	224,943,453	225,065,576	224,943,453	225,106,106

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$

Balance as at December 31, 2020		224,253,522	578,750	49,957	(429,824)	198,883
Issuance of common shares on exercise of stock options	8(a)	689,931	841	(272)	-	569
Share-based compensation expense	8(a)	-	-	1,249	-	1,249
Net income and comprehensive income after tax for the period		-	-	-	22,150	22,150
Balance as at September 30, 2021		224,943,453	579,591	50,934	(407,674)	222,851

Balance as at December 31, 2021		224,943,453	579,591	51,879	(498,707)	132,763
Share-based compensation expense	8(a)	-	-	(100)	-	(100)
Net income and comprehensive income after tax for the period		-	-	-	12,309	12,309
Balance as at September 30, 2022		224,943,453	579,591	51,779	(486,398)	144,972

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(In thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2022	2021	2022	2021
	Note	$	$	$	$

Operating activities:
Net income after tax for the period		1,280	4,118	12,309	22,150
Adjustments for:
Share of net earnings related to joint venture	6	-	(3,448)	-	(22,535)
Depreciation		36	37	110	111
Share-based compensation	8,10	1,265	173	895	2,106
Finance income	11	(3,702)	(2,220)	(17,082)	(6,818)
Finance expense		6	8	19	25
Unrealized foreign exchange loss (gain)		180	14	209	(9)
Operating cash flow before working capital changes		(935)	(1,318)	(3,540)	(4,970)
Change in non-cash working capital	13	2,477	(1,517)	4,482	(5,678)
Cash provided by (used in) operating activities		1,542	(2,835)	942	(10,648)

Investing activities:		-		-
Redemption of preferred shares in joint venture	5		-		5,000
Acquisition of exploration and evaluation assets, net of cash acquired		-	-	-	(1,470)
Expenditures on property, plant and equipment		(3)	(4)	(4)	(19)
Interest received		334	49	500	363
Cash provided by investing activities		331	45	496	3,874

Financing activities:
Shares issued for cash on exercise of stock options	8(a)	-	138	-	569
Office lease payments		(32)	(32)	(99)	(95)
Cash (used in) provided by financing activities		(32)	106	(99)	474

Impact of foreign exchange on cash and cash equivalents		(130)	(22)	(144)	(9)

Increase (decrease) in cash and cash equivalents during the period		1,711	(2,706)	1,195	(6,309)
Cash and cash equivalents, beginning of period		53,005	58,548	53,521	62,151
Cash and cash equivalents, end of period		54,716	55,842	54,716	55,842

Supplemental cash flow information	13

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

1. Nature of operations

 Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

The Company’s principal business activity is the operation of the Asanko Gold Mine (“AGM”) through a 50:50 joint venture arrangement (the “JV”) associated with the Company’s 45% equity interest in the AGM (see note 6) and exploration and development of the JV’s mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold deposits, Nkran and Esaase, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

 In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration. The concessions include a portfolio of Ghanaian properties through its 50% interest in the JV, the 100% owned Asumura property in Ghana and 100% owned exploration properties in Mali.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the years ended December 31, 2021 and 2020.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the years ended December 31, 2021 and 2020.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 9, 2022.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at September 30, 2022. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at September 30, 2022:

Affiliate name	Location	Equity interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Asanko Gold Exploration Ghana Limited	Ghana	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

(c) Accounting standards adopted during the period

There were no new standards effective January 1, 2022 that materially impacted these condensed consolidated interim financial statements.

(d) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of September 30, 2022 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's significant accounting judgements and estimates were presented in note 5 of the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020.  The following estimates had a significant effect on these condensed consolidated interim financial statements and the financial results of the JV.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates (continued)

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV's life‐of‐mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges recorded. The Company determined it was not in a position to declare mineral reserves for the AGM in its updated National Instrument 43‐101 Technical Report ("NI 43‐101"), filed on March 29, 2022, with an effective date of February 28, 2022.

As such, given that mining and processing operations continued during the period, the JV utilized internal models in order to estimate life of mine tonnes for the purpose of units-of-production depletion of mineral properties, plant and equipment and the timing of reclamation cash flows in the JV.

4. Balances due from/to related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 6), the Company remains the manager and operator of the JV and currently receives an arm's length fee for services rendered to the JV of $7.1 million per annum (originally $6.0 million, but adjusted annually for inflation).

During the three and nine months ended September 30, 2022, the Company earned a service fee of $1.4 million and $4.0 million, respectively, as operator of the JV (three and nine months ended September 30, 2021 - $1.3 million and $3.8 million, respectively).  For the three and nine months ended September 30, 2022, the service fee was comprised of a gross service fee of $1.7 million and $5.0 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $1.0 million (three and nine months ended September 30, 2021 - gross service fee of $1.6 million and $4.7 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.9 million). As at September 30, 2022, the Company had a receivable due from the JV in respect of the service fee in the amount of $2.7 million, net of withholding taxes (December 31, 2021 - $7.3 million).

As at September 30, 2022, accounts payable and accrued liabilities include a payable due to the JV in the amount of $0.4 million relating to services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2021 - nil).  During the three and nine months ended September 30, 2022, the JV provided administrative and exploration services on the Company's Asumura property totaling $0.2 million for both periods (three and nine months ended September 30, 2021 - nil for both periods).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued at a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end and are classified as a Level 3 financial asset in the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture:

	September 30, 2022		December 31, 2021
	Number of shares	$	$
Balance, beginning of period	132,400,000	72,426	78,299
Fair value adjustment for the period	-	16,578	(873)
Redemption of preferred shares during the period	-	-	(5,000)
Balance, end of period	132,400,000	89,004	72,426

As at September 30, 2022, the Company re-measured the fair value of the preference shares (using the same methodology applied at December 31, 2021) to $89.0 million and recorded positive fair value adjustments of $3.4 million and $16.6 million in finance income for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - positive fair value adjustments of $2.2 million and $6.6 million, respectively, recognized in finance income). The increase in fair value was largely driven by strong operating performance resulting in improved working capital.

6. Asanko Gold Mine joint venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

  the Company and Gold Fields each own a 45% equity interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

  the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and

  the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The following table summarizes the change in the carrying amount of the Company's investment in the AGM joint venture:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	-	59,159
Company's share of the JV's net loss for the period	-	(51,528)
Impairment of investment in joint venture	-	(7,631)
Balance, end of period	-	-

The Company did not recognize its share of the JV's net earnings for the three and nine months ended September 30, 2022 as the recoverable amount of the Company's equity investment in the JV was nil at March 31, 2022, June 30, 2022 and September 30, 2022.  For the three and nine months ended September 30, 2021, the Company recognized its share of the JV's net earnings of $3.4 million and $22.5 million, respectively.

Operating and financial results of the AGM JV for the three and nine months ended September 30, 2022 and 2021

Summarized financial information for the AGM JV, on a 100% basis, is outlined in the table below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Three and nine months ended September 30, 2022 and 2021

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
Revenues	(i )	76,911	85,281	239,328	291,305
Production costs	(ii)	(41,845)	(57,531)	(147,331)	(176,840)
Depreciation and depletion		(5,531)	(10,516)	(27,545)	(32,925)
Royalties	(ii)	(3,845)	(4,264)	(11,966)	(14,565)
Income from mine operations		25,690	12,970	52,486	66,975

Exploration and evaluation expenditures		(2,928)	(3,343)	(9,348)	(8,781)
General and administrative expenses	(vi)	(850)	(2,113)	(21,257)	(7,567)
Income from operations		21,912	7,514	21,881	50,627

Finance expense	(x)	(3,858)	(614)	(5,435)	(2,256)
Finance income		158	58	234	168
Foreign exchange (loss) gain		(866)	710	2,831	1,564
Net income after tax for the period		17,346	7,668	19,511	50,103
Company's share of net income of the JV for the period		-	3,448	-	22,535

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at September 30, 2022 and December 31, 2021 were as follows:

		September 30, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xi)	85,802	49,211
Receivables		907	14,285
Inventories	(iii)	57,930	75,696
Prepaid expenses and deposits		2,605	2,944
VAT receivable		6,306	6,296
		153,550	148,432
Non-current assets	(iii), (iv), (v)	130,979	145,888
Total assets		284,529	294,320

Liabilities
Current liabilities
Accounts payable and accrued liabilities	(vi)	47,060	57,948
Lease liabilities		1,159	10,025
		48,219	67,973
Non-current liabilities
Lease liabilities		226	467
Long-term incentive plan liability		-	98
Asset retirement provisions	(vii)	71,820	81,028
		72,046	81,593
Total liabilities		120,265	149,566
Equity	(viii)	164,264	144,754
Total liabilities and equity		284,529	294,320

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

AGGL has an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") under which the AGM will sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces.

During the three and nine months ended September 30, 2022, the AGM sold 45,482 and 133,647 ounces of gold, respectively, to Red Kite under the Offtake Agreement (three and nine months ended September 30, 2021 - 48,435 and 164,708 gold ounces, respectively).

As of September 30, 2022, the AGM has delivered 1,432,903 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated termination fee.

Included in revenue of the AGM is $0.2 million and $0.5 million relating to by-product silver sales for the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021 - $0.1 million and $0.5 million, respectively).

(ii)  Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Raw materials and consumables	(14,650)	(13,843)	(42,422)	(40,439)
Salaries and employee benefits	(5,159)	(9,429)	(22,481)	(29,150)
Contractors (net of deferred stripping costs)	(7,981)	(34,581)	(50,416)	(97,311)
Change in stockpile, gold-in-process and gold dore inventories	(9,865)	5,291	(17,429)	5,079
Insurance, government fees, permits and other	(4,177)	(5,181)	(14,631)	(14,983)
Share-based compensation	(13)	212	48	(36)
Total production costs	(41,845)	(57,531)	(147,331)	(176,840)

During the three months ended September 30, 2022, the AGM recognized a $4.1 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $3.2 million was credited against production costs and $0.9 million was credited against depreciation expense (three months ended September 30, 2021 - $1.1 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $0.7 million was credited against production costs and $0.4 million was credited against depreciation expense).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

During the nine months ended September 30, 2022, the AGM recognized a $14.6 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $10.5 million was credited against production costs and $4.1 million was credited against depreciation expense (nine months ended September 30, 2021 - $0.5 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $0.4 million was credited against production costs and $0.1 million credited against depreciation expense).

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs.

 (iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Gold dore on hand	6,476	3,244
Gold-in-process	3,845	1,563
Ore stockpiles	22,560	51,470
Materials and spare parts	27,768	24,562
Total inventories	60,649	80,839

Less non-current inventories:
Ore stockpiles	(2,719)	(5,143)
Total current inventories	57,930	75,696

 (iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases.

The AGM deposits the reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate. The reclamation deposit accrues interest and is $5.0 million as of September 30, 2022 (December 31, 2021 - $1.9 million).

Total security provided to the EPA for the Obotan deposits totals $15.6 million and comprises a reclamation deposit of $4.7 million and a bank guarantee of $10.9 million, 50% of which was provided by the Company (note 9).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The security provided to the EPA for the Esaase deposits is $1.1 million and comprises a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million, 50% of which was provided by the Company (note 9).

 (v) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three and nine months ended September 30, 2022, the AGM capitalized $5.6 million and $11.5 million, respectively, in expenditures related to mineral properties, plant and equipment ("MPP&E"), excluding capitalized deferred stripping costs and asset retirement costs (three and nine months ended September 30, 2021 - additions of $9.0 million and $26.3 million, respectively).

Deferred stripping

During the nine months ended September 30, 2022, the AGM did not defer any costs relating to stripping activities on depletable mineral interests (three and nine months ended September 30, 2021 - additions of $2.0 million and $7.1 million, respectively).

2021 Impairment

On February 25, 2022, the Company announced that recent gold recovery at the AGM had been lower than expected. The Company determined the AGM was not in a position to declare mineral reserves in its updated NI 43‐101 technical report filed on March 29, 2022, with an effective date of February 28, 2022. The Company considered these factors to represent an indicator of impairment of the MPP&E of the AGM and as such during the year ended December 31, 2021, the JV recorded an impairment of $153.2 million to MPP&E based on an estimate of the recoverable amount of the AGM.

 (vi) Severance provisions

In light of the changing nature of operations at the AGM, the Company completed a process of right-sizing its workforce and during the period the AGM recognized an $18.9 million severance provision associated with restructuring its labour force. As of September 30, 2022, the AGM had an outstanding $12.3 million severance provision, all of which is expected to be paid in the next 12 months and has been presented in the JV's balance sheet as accounts payable and accrued liabilities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

 (vii) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	81,028	72,693
Accretion expense	1,819	1,191
Change in estimate	(10,977)	7,307
Reclamation undertaken during the period	(50)	(163)
Balance, end of period	71,820	81,028

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at September 30, 2022, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 4.0% (December 31, 2021 - 1.5%).  The change in estimate during the period was primarily due to an increase in the risk-free discount rate.

 (viii) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	264,880	274,880
Distributions to partners during the period	-	(10,000)
Balance, end of period	264,880	264,880

 (ix) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the “RCF”) with Rand Merchant Bank (“RMB”). During the period, the maturity date of the RCF was extended to September 30, 2023 (with utilization subject to credit review) and the AGM will pay a facility maintenance fee of 0.70% per annum. As at September 30, 2022, the balance drawn under the RCF was nil (December 31, 2021 – nil).

During the three and nine months ended September 30, 2022, the AGM recognized standby charges associated with the RCF of $0.1 million and $0.4 million, respectively (three and nine months ended September 30, 2021 - interest expense and other fees of $0.1 million and $0.6 million, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

 (x) Finance expense

The following is a summary of finance expense incurred by the AGM JV during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Premiums paid for hedging instruments	-	-	-	(281)
Interest on lease liabilities	(23)	(121)	(193)	(284)
Accretion charges on asset retirement provisions (note vii)	(747)	(298)	(1,819)	(887)
Interest and fees associated with RCF (note ix)	(116)	(134)	(362)	(646)
Other	(2,972)	(61)	(3,061)	(158)
Total finance expense	(3,858)	(614)	(5,435)	(2,256)

During the period, the Ghana Revenue Authourity ("GRA") conducted a regulatory audit of AGGL's 2016 to 2020 fiscal years and raised a variety of matters for consideration. A final ruling has not been received from the GRA; however, a provision of $2.9 million has been recorded by the JV as an estimate of potential exposure covering the periods 2016 through September 30, 2022.

 (xi) The cash flows of the AGM, on a 100% basis, were as follows for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Cash provided by (used in):
Operating activities	26,075	26,473	64,344	72,649
Investing activities	(5,490)	(12,391)	(11,353)	(33,112)
Financing activities	(4,416)	(2,246)	(15,059)	(50,643)
Impact of foreign exchange on cash and cash equivalents	(650)	(160)	(1,341)	(162)
Increase (decrease) in cash and cash equivalents during the period	15,519	11,676	36,591	(11,268)
Cash and cash equivalents, beginning of period	70,283	41,310	49,211	64,254
Cash and cash equivalents, end of period	85,802	52,986	85,802	52,986

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

7. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). During the quarter, the ATM agreement expired and no common shares were issued under the Offering since its inception in June 2020.

8. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof.  As at September 30, 2022, all units awarded have been cash-settled.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company.

RSUs, PSUs and DSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year.

(a) Stock options

Options granted typically vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2020	8,330,820	1.81
Granted	5,653,000	1.49
Exercised	(689,931)	1.02
Cancelled/Expired/Forfeited	(1,613,719)	2.43
Balance, December 31, 2021	11,680,170	1.61
Granted	4,790,000	0.66
Cancelled/Expired/Forfeited	(7,643,000)	1.69
Balance, September 30, 2022	8,827,170	1.03

During the three and nine months ended September 30, 2022, the Company recognized $0.2 million of share-based compensation expense and a credit of $0.1 million to share-based compensation expense relating to stock options, respectively (three and nine months ended September 30, 2021 - share-based compensation expense of $0.5 million and $1.2 million, respectively).

(b) Restricted Share Units

RSUs granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years.

The following table is a reconciliation of the movement in the number of RSUs outstanding for the nine months ended September 30, 2022 and year ended December 31, 2021:

	Number of RSUs
	September 30, 2022	December 31, 2021
Balance, beginning of period	1,184,594	2,421,200
Granted	299,900	271,400
Settled in cash	(565,974)	(937,624)
Cancelled/Forfeited	(350,879)	(570,382)
Balance, end of period	567,641	1,184,594

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the RSU liability for the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	575	1,658
Awards vested and change in fair value during the period, net of cancelled/forfeited awards	(150)	65
Settled in cash during the period	(293)	(1,148)
Total RSU liability, end of period	132	575

Less: current portion of RSU liability	(114)	(408)
Total non-current RSU liability, end of period	18	167

(c) Performance share units

PSUs vest in either 1/2 or 1/3 increments every twelve months following the grant date for a total vesting period of two or three years and also contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the nine months ended September 30, 2022 and year ended December 31, 2021:

	Number of PSUs
	September 30, 2022	December 31, 2021
Balance, beginning of period	571,000	-
Granted	1,588,900	893,400
Settled in cash	(88,167)	-
Cancelled/Forfeited	(332,332)	(322,400)
Balance, end of period	1,739,401	571,000

The following table is a reconciliation of the movement in the PSU liability for the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	87	-
Awards vested and change in fair value during the period, net of cancelled/forfeited awards	185	87
Settled in cash during the period	(46)	-
Total PSU liability, end of period	226	87

Less: current portion of PSU liability	(151)	(54)
Total non-current PSU liability, end of period	75	33

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

DSUs have no vesting terms or conditions and as such the Company recognizes 100% of the fair value of DSUs on the grant date in the Statement of Operations and Comprehensive Income. DSUs will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the nine months ended September 30, 2022 and year ended December 31, 2021:

	Number of DSUs
	September 30, 2022	December 31, 2021
Balance, beginning of period	844,200	-
Granted	2,287,800	844,200
Balance, end of period	3,132,000	844,200

The following table is a reconciliation of the movement in the DSU liability for the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	608	-
Awards vested and change in fair value during the period	909	608
Total DSU liability, end of period	1,517	608

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position as a long-term incentive plan liability.

The following table is a reconciliation of the movement in the phantom share unit liability for the nine months ended September 30, 2022 and year ended December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Balance, beginning of period	277	56
Awards vested and change in fair value during the period	51	221
Total phantom share unit liability, end of period	328	277

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

9. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at September 30, 2022 and December 31, 2021:

			Over	At September 30,	At December 31,
	Within 1 year	1 - 5 years	5 years	2022	2021
Accounts payable and accrued liabilities	1,757	-	-	1,757	1,467
Long-term incentive plan (cash-settled awards)	1,782	421	-	2,203	1,547
Corporate office leases	123	251	-	374	501
Total	3,662	672	-	4,334	3,515

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million (December 31, 2021 - parent company guarantee of $5.9 million).

Contingencies

Due to the nature of its business, the Company and/or its affiliates may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

10. General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three and nine months ended September 30, 2022 and 2021. General and administrative expenses for the periods presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Wages, benefits and consulting	(1,426)	(1,778)	(5,145)	(6,273)
Office, rent and administration	(379)	(360)	(982)	(871)
Professional and legal	(165)	(118)	(545)	(479)
Share-based compensation	(1,265)	(173)	(895)	(2,106)
Travel, marketing, investor relations and regulatory	(219)	(199)	(569)	(528)
Depreciation and other	(36)	(37)	(110)	(111)
Total	(3,490)	(2,665)	(8,246)	(10,368)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

11. Finance income

The following is a summary of finance income earned during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Fair value adjustment on redeemable preference shares (note 5)	3,364	2,171	16,578	6,605
Interest income and other	338	49	504	213
Total	3,702	2,220	17,082	6,818

12. Income per share

For the three and nine months ended September 30, 2022 and 2021, the calculation of basic and diluted income per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net income after tax for the period	1,280	4,118	12,309	22,150

Number of shares
Weighted average number of ordinary shares - basic	224,943,453	224,943,453	224,943,453	224,656,842
Effect of dilutive stock options	-	122,123	-	449,264
Weighted average number of ordinary shares - diluted	224,943,453	225,065,576	224,943,453	225,106,106

For the three and nine months ended September 30, 2022, all outstanding stock options were anti-dilutive and excluded from the calculation of diluted weighted average shares.  For the three and nine months ended September 30, 2021, 10,188,000 stock options outstanding were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

13. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Receivables and receivable due from related party	2,456	(1,245)	4,647	(3,322)
Prepaid expenses and deposits	(529)	(614)	(13)	(330)
Accounts payable and accrued liabilities	550	342	(152)	(2,026)
Change in non-cash working capital	2,477	(1,517)	4,482	(5,678)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

14. Segmented information

Geographic Information

As at September 30, 2022, the Company has only one reportable operating segment being the corporate function with its head office in Canada.  Total assets in West Africa include the Company's 45% interest in the Asanko Gold Mine JV.

Geographic allocation of total assets and liabilities

September 30, 2022	Canada	West Africa	Total
	$	$	$
Current assets	58,246	25	58,271
Property, plant and equipment and right-of-use assets	368	-	368
Other non-current assets	-	90,632	90,632
Total assets	58,614	90,657	149,271
Current liabilities	3,146	498	3,644
Non-current liabilities	655	-	655
Total liabilities	3,801	498	4,299

December 31, 2021	Canada	West Africa	Total
	$	$	$
Current assets	61,629	39	61,668
Property, plant and equipment and right-of-use assets	474	-	474
Other non-current assets	-	74,054	74,054
Total assets	62,103	74,093	136,196
Current liabilities	2,598	45	2,643
Non-current liabilities	790	-	790
Total liabilities	3,388	45	3,433

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

14. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended September 30, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	1,381	-	1,381
General and administrative expenses	(3,393)	(97)	(3,490)
Exploration and evaluation expenditures	-	(281)	(281)
Loss from operations and joint venture	(2,012)	(378)	(2,390)

Finance income	338	3,364	3,702
Finance expense	(8)	-	(8)
Foreign exchange loss	(22)	(2)	(24)
Net (loss) income and comprehensive (loss) income for the period	(1,704)	2,984	1,280

For the three months ended September 30, 2021:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	1,284	-	1,284
Share of net earnings related to joint venture	-	3,448	3,448
General and administrative expenses	(2,665)	-	(2,665)
Exploration and evaluation expenditures	-	(148)	(148)
(Loss) income from operations and joint venture	(1,381)	3,300	1,919

Finance income	49	2,171	2,220
Finance expense	(11)	-	(11)
Foreign exchange (loss) gain	(54)	44	(10)
Net (loss) income and comprehensive (loss) income for the period	(1,397)	5,515	4,118

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Expressed in thousands of United States Dollars unless otherwise stated

14. Segmented information (continued)

For the nine months ended September 30, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	3,995	-	3,995
General and administrative expenses	(8,115)	(131)	(8,246)
Exploration and evaluation expenditures	-	(473)	(473)
Loss from operations and joint venture	(4,120)	(604)	(4,724)

Finance income	504	16,578	17,082
Finance expense	(24)	-	(24)
Foreign exchange gain (loss)	(21)	(4)	(25)
Net (loss) income and comprehensive (loss) income for the period	(3,661)	15,970	12,309

For the nine months ended September 30, 2021:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	3,764	-	3,764
Share of net earnings related to joint venture	-	22,535	22,535
General and administrative expenses	(10,337)	(31)	(10,368)
Exploration and evaluation expenditures	-	(521)	(521)
(Loss) income from operations and joint venture	(6,573)	21,983	15,410

Finance income	213	6,605	6,818
Finance expense	(43)	-	(43)
Foreign exchange (loss) gain	(114)	79	(35)
Net (loss) income and comprehensive (loss) income for the period	(6,517)	28,667	22,150